UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2012.

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

          The press release issued by GasLog Ltd. on November 21, 2012 relating to its results for the third quarter of 2012 and the related financial report are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 21, 2012

99.2	Financial Report for the Three Months and Nine Months Ended September 30, 2012

Managements’ Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 21, 2012

GASLOG LTD.,

	by	/s/ Peter G. Livanos

		Name:	Peter G. Livanos
		Title:	Chief Executive Officer